Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Telkonet, Inc., a Utah corporation (the “Company,” “we,” or “our”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock, $0.001 par value (our “Common Stock”).

The following is a brief description of our Common Stock and does not purport to be complete. The description is qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation, as amended (our “Articles”) and Bylaws (our “Bylaws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K for the year ended December 31, 2019 of which this Exhibit 4.4 is a part, and the applicable provisions of the Utah Revised Business Corporation Act (the “Utah Corporation Act”) and the Utah Control Shares Acquisition Act (the “Utah Control Shares Act”, together with the Utah Corporation Act, the “Utah Acts”). We encourage you to read our Articles, our Bylaws, and the Utah Acts for additional information.

DESCRIPTION OF CAPITAL STOCK

General

The Company’s authorized capital stock consists of 190,000,000 shares of our Common Stock and 15,000,000 shares of preferred stock, par value $0.001 per share, 215 shares of which have been designated as Series A Preferred Stock (our “Series A Preferred Stock”) and 567 of which have been designated as Series B Preferred Stock (our “Series B Preferred Stock”, together with our Series A Preferred Stock, our “Preferred Stock”). As of December 31, 2019, 135,990,491 shares of our Common Stock, 185 shares of our Series A Preferred Stock, and 52 shares of our Series B Preferred Stock were issued and outstanding.

Common Stock

Voting Rights

Generally, the holders of our Series A Preferred Stock and our Series B Preferred Stock each vote on an as-converted basis together with the holders of our Common Stock as a single class. Each share of our Common Stock is entitled to one vote on all matters submitted to stockholders of the Company for a vote. Each share of Preferred Stock is entitled to the number of votes equal to the number of whole shares of our Common Stock into which such share of Preferred Stock is convertible. As of December 31, 2019, each share of Series A Preferred Stock and Series B Preferred Stock was convertible into 13,774 and 38,461 shares of our Common Stock, respectively. Generally, matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes cast. Neither the holders of our Common Stock nor the holders of our Preferred Stock have cumulative voting rights.

Dividends and Liquidation

Subject to the rights of the holders of our Preferred Stock (as described below) and any preferential rights of any outstanding shares of any other preferred stock, if any, dividends may be paid on our Common Stock from legally available funds, when and if declared by the Company’s Board of Directors (the “Board”). Upon liquidation, dissolution, or winding up of the Company, after payment in full of the amounts required to be paid to holders of our Preferred Stock (as described below) and any outstanding shares of any other preferred stock, if any, all holders of our Common Stock are entitled to share ratably in any assets available for distribution.

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Our Preferred Stock carries certain preference rights as detailed in our Articles related to both the payment of dividends and payments upon liquidation in preference to any other class or series of capital stock of the Company. As of December 31, 2019, the liquidation preference of our Preferred Stock was based on the following order: first, our Series B Preferred Stock with a preference value of $455,904, which includes cumulative accrued unpaid dividends of $195,904, and second, our Series A Preferred Stock with a preference value of $1,674,195, which includes cumulative accrued unpaid dividends of $749,195.

Conversion

The holders of our Common Stock have no rights to convert their Common Stock into any other securities. The holders of our Preferred Stock have the right to convert each share of Preferred Stock they own to our Common Stock at any time. As of December 31, 2019, each share of Series A Preferred Stock was convertible into 13,774 shares of our Common Stock (based on a conversion price of $0.363), and each share of Series A Preferred Stock was convertible into 38,461 shares of our Common Stock (based on a conversion price of $0.13).

Other Rights

The holders of our Common Stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Listing

Our Common Stock is listed on the OTCQB Venture Market under the ticker symbol “TKOI.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Preferred Stock

Our Articles authorize the Board to issue from time to time up to an aggregate of 15,000,000 shares of preferred stock in one or more series without further stockholder approval. The Board is authorized, without further stockholder approval, to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Also, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our Common Stock.

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Certain Effects of Authorized, but Unissued Stock

The Company may issue additional stock, including our Common Stock and preferred stock, from time to time upon such terms and for such consideration as may be determined by our Board. Generally, the issuance of our Common Stock and preferred stock, up to respective the aggregate amounts authorized by our Articles, will not require approval by the Company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded at the time of such issuance. Furthermore, and as discussed below, the existence of unissued and unreserved Common Stock and preferred stock may enable the Board to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Anti-Takeover Effects of Certain Provisions in Our Articles, Our Bylaws, and the Utah Control Shares Act

Provisions in Our Articles and Our Bylaws

Certain provisions contained in our Articles and our Bylaws could result in the delay of or otherwise discourage transactions involving an actual or potential change in control of the Company or its management and may limit the ability of the Company’s stockholders to remove current management or approve transactions that the Company’s stockholders may deem to be in their best interests. These provisions include, among others:

•       Size of Board: The size of the Board is determined by the Board, provided that the number of directors must be at least three and no more than fifteen persons.

•       Director Vacancies: Vacancies on the Board, including vacancies resulting from enlargement of the Board, but excluding vacancies occurring by reason of the removal of a director without cause (which are filled by a vote of the stockholders), are filled by a majority of directors then in office, even if less than a quorum remains on the Board.

•       No Cumulative Voting: The holders of our Common Stock and our Preferred Stock are not entitled to cumulative voting rights.

•       Issuance of Additional Stock: The Board has the power to issue additional stock, including the authority to establish one or more additional series of preferred stock and to fix the powers, preferences, rights, and limitations of such series, and generally may do so without seeking stockholder approval.

•       Advance Notice Requirements for Stockholder Action: Our Bylaws contain provisions requiring advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to the Board. Further, our Bylaws limit consideration by stockholders at annual meetings to only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by one or more stockholders in accordance with the procedural requirements in our Bylaws.

Anti-Takeover Provisions of the Utah Control Shares Act

We are subject to the Utah Control Shares Act, as set forth in Section 61-6-1, et seq., of the Utah Code. The Control Shares Act provides that any person or entity that acquires “control shares” of an “issuing public corporation” in a “control share acquisition” is denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the issuing public corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the Control Shares Act, would bring its voting power following such acquisition within any of the following three ranges of all voting power of the issuing public corporation: (i) between 1/5 and 1/3; (ii) between 1/3 and a majority; or (iii) a majority or more.

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For purposes of the Control Shares Act, an “issuing public corporation” is any corporation other than a depository institution, that is organized under the laws of the state of Utah and that has:

•	100 or more stockholders;

•	its principal place of business, principal office or substantial assets within the state; and

•	one of the following:

•	more than 10% of its stockholders are residents in the state;

•	more than 10% of its shares are owned by Utah residents; or

•	10,000 stockholders are resident in the state.

A “control share acquisition” is generally defined as the direct or indirect acquisition (including through a series of acquisitions) of either ownership or voting power associated with issued and outstanding control shares. The acquisition of any shares of an issuing public corporation does not constitute a control share acquisition if the acquisition is consummated, among others, in any of the following circumstances:

•	pursuant to the laws of descent and distribution;

•	pursuant to the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the Control Shares Act;

•	pursuant to a direct issue by or transfer from the issuing public corporation of its own shares, except that shares issued or transferred upon the conversion of a convertible security or upon exercising an option, warrant, or other right to purchase shares constitutes a control share acquisition unless the convertible security, option, warrant, or other right was acquired directly from the issuing public corporation by the acquiring person; or

•	pursuant to a merger or plan of share exchange effected in compliance with a merger, share exchange or sale of all or substantially all of the assets of the corporation under applicable provisions of Utah law, if the issuing public corporation is a party to the agreement of merger or plan of share exchange.

Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by a majority of the disinterested stockholders of each class of capital stock outstanding prior to the acquisition. The acquiring person may file an “acquiring person statement” with the issuing public corporation setting forth the number of shares acquired and certain other specified information. Upon delivering the statement together with an undertaking to pay the issuing public corporation’s expenses of a special stockholders’ meeting, the issuing public corporation is required to call a special stockholders’ meeting for the purpose of considering the voting rights to be accorded to the shares acquired or to be acquired in the control shares acquisition. If no request for a special meeting is made, the voting rights to be accorded to the control shares are to be presented at the issuing public corporation’s next special or annual meeting of stockholders.

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If either (i) the acquiring person does not file an acquiring person statement with the issuing public corporation or (ii) the stockholders do not vote to restore voting rights to the control shares, the issuing public corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiring person at fair market value. Our Articles and Bylaws do not currently provide for such a redemption right. Unless otherwise provided in the articles of incorporation or bylaws of an issuing public corporation, all stockholders are entitled to dissenters’ rights if the control shares are accorded full voting rights and the acquiring person has obtained majority or more control shares. Our Articles of Incorporation and Bylaws do not currently deny such dissenters’ rights.

The directors or stockholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the corporation’s articles of incorporation or bylaws. To be effective, such an exemption must be adopted prior to the control shares acquisition. Our stockholders have not yet taken any such action.

We expect the Control Shares Act to have an anti-takeover effect with respect to transactions our Board does not approve in advance. The Control Shares Act may also discourage takeover attempts that might result in a premium over the market price for the shares of our Common Stock held by our stockholders.

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